Writer's Direct Dial: +44 (0) 207 614-2237
E-Mail: ssperber@cgsh.com

August 10, 2011

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2010

Dear Mr. Rosenberg:

As Chris Buckley, GSK’s Director of External Reporting, discussed with your colleague Frank Wyman earlier this week, this is a brief note to indicate that GSK will seek to respond by September 2, 2011 to the comment letter dated July 21, 2011 relating to GSK’s Annual Report on Form 20-F for 2010.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel.  Arranging for this involvement in order to meet an earlier deadline would be difficult, particularly in light of the summer holiday schedules of many of the individuals involved.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleagues Jung Ju or Evan Leitch, at my number above.  Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline plc
Ms. Victoria Whyte, GlaxoSmithKline plc
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Jung Ju, Cleary Gottlieb Steen & Hamilton LLP
Mr. Evan Leitch, Cleary Gottlieb Steen & Hamilton LLP